

23002884

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05761

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huntington Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use a P.O. box no.)

41 South High Street
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine E. Herbert	614-331-1428	katherine.herbert@huntington.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public Pursuant to SEC Rule 17a-5(e)(3)

OATH OR AFFIRMATION

I, Katherine E. Herbert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntington Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Ohio
County of Franklin



MATTHEW BENJAMIN OSBORN
Notary Public, State of Ohio
My Comm. Expires 08/29/2024
Recorded in Fairfield County

Signature: ______________________

Title:
Controller

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public Pursuant to SEC Rule 17a-5(e)(3)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Huntington Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Huntington Securities, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2023

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

HUNTINGTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS	
Cash	$ 2,649,869
Securities - at fair value	18,774,863
Accrued interest receivable	173,570
Receivables from broker-dealers	102,186,921
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization (net of accumulated depreciation of $1,013,164)	42,120
Trade receivables	3,030,303
Operating lease right of use assets	123,581
Derivative assets	8,553,072
Deferred tax assets	2,286,513
Other assets	679,317
TOTAL ASSETS	$ 138,500,129
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliate	2,659,466
Derivative liabilities	7,730,347
Accrued personnel expenses	5,192,055
Operating lease liabilities	1,878,070
Accrued expenses and other liabilities	2,021,999
Total liabilities	$ 19,481,937
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)	
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value - 1,000 shares authorized; 100 shares issued and outstanding	$ 100
Paid-in capital	70,597,730
Retained earnings	48,420,362
Total shareholder's equity	$ 119,018,192
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 138,500,129

The accompanying notes are an integral part of the financial statements.

1. **ORGANIZATION AND BUSINESS**

Description of business — Huntington Securities, Inc.(HSI or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HSI is a broker-dealer registered with the Securities and Exchange Commission (SEC). HSI is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

HSI deals in fixed income debt and equity securities as either an underwriter or broker and clears transactions through Pershing, LLC (Pershing). Other services offered by HSI include institutional sales and trading of securities, public finance, investment banking, and TBA derivative trading. HSI does not hold customer funds or securities. Pershing clears HSI's securities transactions and those of its customers and carries the accounts on a fully disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation — The accompanying financial statement include the accounts of HSI and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statement and the accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes fees from investment banking, financial advisory services and commissions income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Certain judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Underwriting fees – The Company underwrites securities for business entities and state and local governmental entities that want to raise funds through a sale of corporate bonds, municipal bonds or equity securities. Revenues are earned from fees arising from securities offerings in which the

Company acts as an underwriter. The Company also acts as a placement agent in connection with the issuance of securities and earns a fee upon the successful placement of securities. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The Company recognizes revenue from placement fees after successful placement of the securities and the transaction has closed.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Investment banking fees — Investment banking revenue includes revenue earned by HSI in conjunction with its identification of potential buyers of HNB's mortgage loans. Revenue is based on the pricing of each transaction and is recorded when the transaction is closed and the performance obligation has been satisfied.

Commissions — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Cash management fees — Huntington National Bank (HNB) has engaged HSI to provide services to HNB in the administration of certain programs for cash management and related activities. Services include managing vendor relationships, processing account opening documentation, coordinating money movement, monitoring activity, providing reporting, updating and communicating rate changes and managing process updates. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. As compensation, HSI receives a portion of the fees collected by HNB and this revenue is recognized when HSI performs the related services and has satisfied the performance obligations.

***Financial advisory fees* —** The Company provides advisory services for underwriting transactions. Revenue for financial advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Receivables — Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. There is no reserve for receivables based upon historical collection experience and specific collection issues that have been identified. Receivables related to revenues from contracts with customers are included on the Statement of Financial Condition as trade receivables and were $3,030,303 as of December 31, 2022.

Credit losses - On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses, if any, as an allowance for credit losses. For financial assets measured at amortized cost basis the allowance for credit losses would be reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses would be reported as credit loss expense.

The following financial assets are within scope of ASC 326-20.

Receivables from broker-dealers. The Company's receivables from broker-dealers include amounts receivable from cash deposits. See Note 5 for more information regarding receivables from broker-dealers.

Accrued interest receivable. The Company's receivables also include accrued interest receivable. Interest accrued is from securities owned and held at the clearing organization. The Company

continually monitors daily settlement of trades, associated accrued interest, coupons scheduled for payment and historically has not experienced collection issues on its accrued interest, therefore, there is no credit loss.

Trade receivables. The Company's trade receivables include accrued underwriting fees arising from securities offerings. The Company's trade receivables are typically paid within 90 days and historically has not experienced collection issues on its trade receivables. The Company continually monitors collections and payments and there is no credit loss.

Securities transactions - HSI's securities transactions and related gains or losses and expenses are recorded at fair value on trade-date as if they had settled. Interest income and expense associated with securities owned are recognized on the accrual basis.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty. Cash balances from time to time may exceed FDIC limits.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between financial statement carry amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HSI accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2022, there were no unrecognized tax benefits. HSI does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HSI's financial instruments, such as cash, securities and derivative instruments, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of

inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3 for more information regarding fair value measurements.

Derivative instruments — Derivatives instruments are recorded on trade date and measured at fair value. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the Statement of Financial Condition when a legal right of setoff exists under an enforceable netting agreement. See Note 4 for more information on derivative instruments and offsetting.

Share-based compensation — Certain employees of HSI participate in the HBI share-based compensation plans. HBI follows the fair value-based method of accounting for awards of HBI stock (HBAN) granted to employees under various stock options and restricted share plan. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e., vesting period). HSI's allocation of this expense is reflective of share-based compensation activity related to HSI employees.

Postretirement benefits — Eligible employees of HSI participate in the employee benefit programs of HBI. HBI maintains a 401(k)-plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Leases — The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The lease liability is based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate at the date of measurement. Lease payments including variable payments are remeasured when the lease is modified, when the lease term or when any contingencies are resolved. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company uses an incremental borrowing rate for a lease that is consistent with that used by HBI to reflect the appropriate tenor and collateralization of the lease.

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. SECURITIES

A summary of HSI's securities owned, measured at fair value on a recurring basis, as of December 31, 2022, is as follows:

	Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
Assets			
Trading securities			
State and municipal government	$ -	$ 13,791,741	$ 13,791,741
Corporate bonds	$ -	$ 1,984,951	$ 1,984,951
Commercial paper	$ -	$ 2,998,171	$ 2,998,171
Total trading securities	$ -	$ 18,774,863	$ 18,774,863

HSI follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

The Company's valuation of its trading inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. HSI did not have any securities classified as Level 3 at December 31, 2022 and during the year then ended.

The Company assesses the levels of the investments at each measurement date.

4. DERIVATIVE INSTRUMENTS

The Company's derivative activities include interest rate futures contracts to economically mitigate the interest rate exposure of the underwriting securities owned. These futures contracts are included in the Statement of Financial Condition as receivables from broker-dealer measured at fair value. The Company does not utilize and does not consider futures contracts, as or to be, hedging instruments as those terms are defined under GAAP. Throughout the year, HSI was

invested into treasury futures contracts. The average notional was $2.7 million for these derivatives during 2022.

The Company also utilizes forward contracts in the form of TBA (To Be Announced) securities relating to mortgage-backed instruments to facilitate customer transactions. The Company enters into TBA transactions to assist clients in hedging the interest rate risk associated with the mortgages owned by the clients. The total gross notional amount on the forward contracts as of December 31, 2022 was approximately $5.2 billion. The fair value of these derivative assets and derivative liabilities was approximately $8,553,072 and $7,730,347, respectively at December 31, 2022.

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Assets			
Financial derivatives			
TBA derivatives	$ -	$ 8,553,072	$ 8,553,072
Total financial derivatives	$ -	$ 8,553,072	$ 8,553,072
Total derivative assets	$ -	$ 8,553,072	$ 8,553,072
Liabilities			
Financial derivatives			
TBA derivatives	$ -	$ 7,730,347	$ 7,730,347
Total financial derivatives	$ -	$ 7,730,347	$ 7,730,347
Total derivative liabilities	$ -	$ 7,730,347	$ 7,730,347

The Company's valuation of its TBA derivatives is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These derivatives are classified within Level 2 of the fair value hierarchy. HSI did not have any derivatives classified as Level 3 at December 31, 2022.

Certain derivative arrangements may be eligible for offset in the Statement of Financial Condition and are subject to master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged.

The following tables provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts on December 31, 2022:

				Gross Amounts Not Offset in Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Recognized Presented in the Statement of Financial Condition	Financial Instruments	Collateral Pledged	Net Amount
Assets						
TBA contracts	8,553,072		8,553,072		6,823,865	1,729,207
Total derivative assets	$ 8,553,072	$ -	$ 8,553,072	$ -	$ 6,823,865	$ 1,729,207
Liabilities						
TBA contracts	7,730,347		7,730,347			7,730,347
Total derivative liabilities	$ 7,730,347	$ -	$ 7,730,347	$ -	$ -	$ 7,730,347

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALER

Amounts receivable from and payable to broker-dealer at December 31, 2022, consist of the following:

	Receivable	Payable
Receivables from clearing broker	$ 91,461,975	$ -
Deposit at clearing broker	10,180,771	-
Receivables from futures broker	544,175	-
	$102,186,921	$ -

Under the Company's clearing agreement all securities are held by and cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2022, the Company had no allowance for credit losses. Settlement of net receivables and payables is in accordance with the master service agreement.

The Company has also established an arrangement to obtain financing from Pershing related to all of its trading activity. Pershing charges the Company the prevailing repo rate plus 90 basis points on the net debit balance. Financing under this arrangement is secured by trading securities. The Company was in a net receivable position for the entire year ending December 31, 2022 and was not charged interest under this financing agreement.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements and financial instruments may be rehypothecated by the counterparties.

6. **LEASE AGREEMENTS**

The Company has operating lease agreements covering its office space in Houston, Milwaukee, Little Rock and Denver. The Company has obligations under operating leases with initial noncancelable terms in excess of one year.

The components of lease cost for the year ended December 31, 2022 are as follows:

		Minimum Lease
Operating lease cost	$	43,937
Short-term lease cost		16,407
Total lease cost	$	60,344
Weighted average remaining lease term:		
Operating leases		6.07 years
Weighted average discount rate:		
Operating leases		4.58%

Aggregate annual rentals, excluding escalation charges and other operating costs, at December 31, 2022, are approximately as listed below:

		Minimum Lease Payments
Year Ending December 31		
2023	$	358,712
2024		348,543
2025		328,438
2026		312,302
2027		320,694
Thereafter		497,913
Total	$	2,166,602
Less: Present value discount		(288,532)
Total lease liabilities	$	1,878,070

7. INCOME TAXES

HSI is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HSI is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary

and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HSI provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and city jurisdictions. For federal, state, and city income tax, the statute of limitations remains open for tax years 2018 through 2021.

The deferred tax assets are recorded in the Statement of Financial Condition in other assets. The significant components of deferred tax assets and liabilities at December 31, 2022 were as follows:

Deferred tax assets:	
Other employee benefits	$ 1,443,085
Lease liability	423,953
Restructuring costs	293,449
Premises and equipment	4,206
State income taxes	10,096
Other	139,621
Total deferred tax assets	$ 2,314,410
Deferred tax liabilities:	
Right of use asset	$ 27,897
Total deferred tax liabilities	$ 27,897
Net deferred tax assets	$ 2,286,513

HSI accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2022, there were no unrecognized tax benefits. HSI does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HSI recognizes interest and penalties on income tax assessments or income tax refunds in the financial statement as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2022, and no amounts accrued at December 31, 2022.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share-based compensation plans which provide for the granting of restricted stock units and other awards to officers, directors, and other employees of the Company.

Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

Restricted stock units vest only if the recipient satisfies the service-based vesting requirements. The recipients restricted stock units vest over four years but are subject to forfeiture if the recipient fails to satisfy the vesting conditions.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer activities: Securities transaction are introduced, custodied, and cleared through the Company's clearing broker, Pershing. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fails to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. HSI does not anticipate non-performance by counterparties. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. The Company also limits credit risk by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. HSI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral when necessary.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

10. RELATED-PARTY TRANSACTIONS

Cash in the amount of $2,649,819 was held in HNB deposit accounts at December 31, 2022, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

On December 8, 2022, the Company entered into a $100 million liquidity facility agreement (the "Revolver") with HNB that matures on December 7, 2023. The initial maximum availability under the Revolver is $100 million. There were $0 of borrowings under the Revolver as of December 31, 2022. Borrowings under the Revolver by the Company bear interest at a rate per annum equal to the SOFR Rate plus a margin of 2.11% per annum. The Revolver has two pieces, a liquidity facility and a subordination loan. The liquidity facility bears a 15 basis point charge for the unused portion. The subordination loan bears a 25 basis point charge for the unused portion. Accrued unused facility fee on the Revolver at December 31, 2022 totaled $21,111.

HBI and related entities, pursuant to the master interaffiliate services agreement, provide certain operational and administrative support to HSI. Payable to affiliate of $2,659,466 as of December 31, 2022 consists of allocated taxes as well as all amounts related to all other inter-affiliate activity.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HSI.

HSI participates in the underwriting of corporate bonds for HNB and its affiliates.

Pursuant to the master interaffiliate services agreement with HNB, HSI assists HNB in the identification of potential buyers of mortgage loans. HSI receives compensation for this service based on the pricing HSI is able to negotiate for HNB; any portion of the execution price that HNB would not have been reasonably able to obtain without otherwise retaining a third-party broker is paid to HSI.

HNB has engaged HSI to provide services to HNB in the administration of certain programs for cash management and related activities. HSI earns fees as compensation for services provided.

As discussed in Note 2 and Note 8 respectively, HSI employees participate in the HBI share-based compensation plan and the HBI 401(k) plan.

11. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HSI is required to maintain minimum net capital as defined under such rule. At December 31, 2022, HSI had regulatory net capital of $108,61,032 or an excess of $108,411,032 over required net capital of $250,000. HSI uses the Alternative Net Capital Standard for calculations.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 and, accordingly, claims exemption from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company, as an introducing broker or dealer, clears transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) fees received from the private placement securities; (3) the receipt of fees for referring transactions to

other broker-dealers; and (4) the receipt of fees for services provided to affiliates in connection with securities transactions.

12. COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's statements of financial position.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2023, which is the issuance date of the financial statement, and made the determination that no other events occurred subsequent to December 31, 2022 that would require disclosure in or would be required to be recognized in the financial statement.

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